BofI Holding, Inc.
4350 La Jolla Village Drive, Suite 140
San Diego, CA 92122

May 27, 2015

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	John A. Spitz
Staff Accountant

Re:	BofI Holding, Inc.
Form 10-K for Fiscal Year Ended June 30, 2014
Filed August 28, 2014
File No. 0-51201
Dear Mr. Spitz:

We are filing this letter in response to comments received from the Staff of the Securities and Exchange Commission by letter dated May 13, 2015 with respect to the above-referenced filings of BofI Holding, Inc. (the “Company”). The numbering of the paragraphs below corresponds to the numbering of your letter, the text of which we have incorporated into this response letter for convenience.

Form 10-K for the Fiscal Year ended June 30, 2014

Note 3. Legal Proceedings, page 27

1.
We note there appears to be litigation that is not disclosed in this section. Please tell us how you considered including disclosure for the following legal proceedings and any other omitted proceedings:

•	the July 2012 complaint filed by Waterfield Financial Services, Inc. against the company in the Superior Court of California, County of Orange; and

•	the July 2014 complaint filed by Richard R. Waterfield against BOFI Federal Bank in the U.S. District Court, Southern District of California.
Alternatively, please amend the Form 10-K for the fiscal year ended June 30, 2014 to revise your disclosure, as appropriate. See Item 103 of Regulation S-K.

2.
As a related matter, we note that you have not provided financial statement footnote disclosures related to any litigation. Please tell us how you considered the disclosure requirement of ASC 450-20-50 related to each of the aforementioned complaints in addition to any other actual or threatened litigation in your filing.

Response:

We acknowledge the Staff's comment and note that we evaluated our disclosure obligations under Item 103 of Regulation S-K in reviewing the complaints filed by Waterfield Financial Services, Inc. and Richard R. Waterfield (collectively, "Waterfield"). We concluded that these cases were not material under the standards described in Item 103, and did not present any other material issues for which disclosure would be appropriate in our periodic filings. As we asserted in our court pleadings, we believed from the outset that these cases were filed without factual or legal basis, and were apparently intended to coerce an undeserved settlement. As discovery proceeded, the deposition testimony and documentary evidence that was developed confirmed our belief. In fact, we settled the Waterfield legal proceedings with prejudice on April 16, 2015 and without any payment or restrictions on our business, consistent with our prior assessment of these cases.

On the related matter of footnote disclosure related to any litigation, as part of our financial reporting process we consider the disclosure requirements of Accounting Standards Codification ("ASC") 450-20 as issued by the Financial Accounting Standards Board ("FASB"). ASC 450-20-50-3 states, "Disclosure of the contingency shall be made if there is at least a reasonable possibility that a loss or an additional loss may have been incurred..." Based on our assessment that it was not reasonably possible for the Waterfield legal proceedings to result in a material loss to the Company or BofI Federal Bank, we did not consider it appropriate to disclose such proceedings in the footnotes to our financial statements.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 32

3.
We note your discussion of "core earnings" in this section. Please note that the use of the word "core" implies you are referring to your most central or essential operations and results. Removal of unrealized or realized gains or losses on sale of securities from net income to arrive at "core" earnings implies that sales of investments are not an inherent part of your core operations. We believe it would be appropriate to use a more descriptive title to describe the non-GAAP measure, perhaps by eliminating the use of the word "core" in the title. Please revise your disclosures in future filings accordingly.

Response:

We acknowledge the Staff’s comment and confirm that the Company will replace the word "core" with the word "adjusted" in future filings. We will continue to state that this measure is non-GAAP and it will appear as "non-GAAP adjusted earnings" in future filings, with footnote disclosure explaining the nature of the adjustment.

Item 12. Security Ownership of Certain Beneficial Owners and Management...
Definitive Proxy Statement on Schedule 14A
Principal Holders of Common Stock, page 11

4.
Please revise future filings to disclose the address of each person known to the registrant to be the beneficial owner of more than five percent of your common stock. See Item 403 of Regulation S-K. If applicable, please provide us with a draft of proposed disclosures to be included in future filings.

Response:

We acknowledge the Staff’s comment and confirm that the Company will in future filings disclose the address of each person known to the Company to be a beneficial owner of more than five percent of our common stock as required by Item 403 of Regulation S-K. A draft of our proposed disclosure using information from our Schedule 14A filed on September 8, 2014 is as follows:

PRINCIPAL HOLDERS OF COMMON STOCK
The following table discloses information regarding beneficial ownership of the Company’s common stock by the entities known by us to have owned more than 5% of the 14,511,449 outstanding shares of our common stock on the record date.

Name and Address of Beneficial Owner	Shares of Common Stock Beneficially Owned	Percent of Shares Outstanding
Don R. Hankey[1] c/o Hankey Group 4751 Wilshire Blvd., Suite 110 Los Angeles, California 90010	901,848	6.21%
BlackRock, Inc.[2] 40 East 52nd Street New York, NY 10022	894,790	6.17%
Renaissance Technologies LLC[3] 800 Third Avenue New York, New York 10022	744,500	5.13%

[1]	Based on Schedule 13D filed with the SEC on November 14, 2012.
[2]	Based on Schedule 13G filed with the SEC on January 28, 2014.
[3]	Based on Schedule 13G filed with the SEC on February 13, 2014.

Item 13. Certain Relationships and Related Transactions...
Definitive Proxy Statement on Schedule 14A
Related Transactions and Other Matters, page 33

5.
We note that your investor presentation included with the Form 8-K filed on December 4, 2013 indicates that Westlake Financial Services is a current distribution partner of the Company. We also note that Don Hankey, one of the principal holders of your common stock, is the primary stockholder of Westlake and serves as its Chairman of the Board. However, we are unable to locate disclosure pursuant to Item 404 of Regulation S-K with respect to any transactions between the Company and Westlake Financial. Please revise future filings to provide revised disclosure, or tell us why such transactions do not require disclosure under Item 404 of Regulation S-K. If applicable, please provide us with a draft of proposed disclosures to be included in future filings.

Response:

We acknowledge the Staff’s comment and note that we considered Item 404 of Regulation S-K when preparing our reports. Item 404 of Regulation S-K states, "Describe any transaction, since the beginning of the registrant's last fiscal year, or any currently proposed transaction, in which the registrant was or is to be a participant and the amount involved exceeds $120,000, and in which any related person had or will have a direct or indirect material interest." Our transactions with Westlake Financial Services ("Westlake") have not in the aggregate involved amounts in excess of $120,000 and there are no currently proposed transactions that would cause such aggregate amount to exceed the $120,000 threshold. Therefore we do not believe that disclosure under Item 404 of Regulation S-K is required or appropriate. In our investor presentation included with the Form 8-K filed on December 4, 2013, the slide referencing Westlake identifies them as an “event-based issuance distribution partner.” The business relationship with Westlake involved cross-selling auto pay checking services for specific events or promotions, and by their nature are relatively infrequent. Each transaction involves a separate contract, and future transactions are not foreseeable.

* * * * *
In connection with the Staff’s comment letter and our responses, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to comments from Commission staff do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Commission staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance with this filing. If you have any questions or comments, please call me at your convenience at (858) 649-2000.

Very truly yours,

BOFI HOLDING, INC.

By:	/s/ Andrew J. Micheletti
Andrew J. Micheletti
EVP and Chief Financial Officer

cc:	Allen Sussman, Esq.
Loeb & Loeb LLP